Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is a transcript of the HomeStreet employee meeting led by Mark Mason, CEO of HomeStreet Bank, and C.J. Johnson, CEO of Mechanics Bank, on May 8, 2025, in connection with the proposed transaction between HomeStreet, Inc., HomeStreet Bank, and Mechanics Bank.

Mechanics Bank and HomeStreet Bank Town Hall May 8, 2025:

Participants:
C.J. Johnson, CEO – Mechanics Bank
Mark K. Mason, President & CEO – HomeStreet Bank
Tony Kallingal, Chief Banking Officer – Mechanics Bank
Chris Pierce, Chief Operating Officer – Mechanics Bank
Nathan Duda, Chief Financial Officer – Mechanics Bank
Shanna Hansen, Director of Retail Banking – Mechanics Bank

Mark Mason
Thank you. We're about to start the webinar, but I wanted to make sure we were settled down first before I say go live. Thank you to many of you for showing up here today. We didn't know who would take the time to come out and I think that says a lot of good things. Let's get started. Steen? Okay. All right, let's get this call today going.

Alright, welcome, everyone. Everyone here with us at Two Union square and those of you joining us via our webinar. We're overwhelmed here with folks at the location - standing room only in the back. I'm very happy that so many people are interested to hear what C.J. has to say and for us to talk about how excited we are about the combination of these two institutions. Your attendance here today tells me you're interested in the same and I appreciate that. So, let's get started.

Just a reminder, every time we talk about the transaction, we have to post the transcript because under the SEC regulations regarding a merger or public company any information, anytime we talk about it, it needs to be fully in the public domain. And that's what will happen with a transcript from this Town Hall and Q and A session. Which means that unless you want me to recite your name when we get into the Q and A, make sure you say anonymous. I always ask those of you on the webinar to do so and then I don't make a mistake. If you're just proud to have your name listed, fire away. We have a couple of folks who have microphones, so don't think you have to yell. But when we get to the Q and A, if you would raise your hand, we have two folks who will come around with a mic and make it easier. Also, then we don't have to repeat the question for the folks online. Those of you online, this is just like our monthlies. You can either put your question in the chat box to the right of the screen and we'll take it here or you can email us at asktheCEO@homestreet.com and my fantastic assistant Tom Osman will send it, or no, I'll see it right here. He'll send it to me.

I think that takes care of the administration of what we're doing today. I want to thank C.J. for being so available. He was kind enough, the day we announced the transaction, to come on live and take your questions – it takes a certain amount of courage to do that -- and I think that went really well. The feedback we got from that was excellent and it was his idea to come and do this Town Hall today and so I really appreciate that. And, I just want to say that I really appreciate your partnership in this. The companies are working very well together in all things integration. We have a lot to do. I won't say we're at the front end, but we're nearer the front end then the end of all this integration work. With C.J. today is a whole bunch of executives from Mechanics, and I want to thank all of you for being here. We had a little huddle last night. We had a dinner together. That went well and nobody got in trouble (laughs from the audience). And so, I think that's a great start. So with all of that, C.J., would you like to say a couple things before we get started? C.J. Johnson Sure, I'd just like to say thank you for the hospitality. We appreciate it. Overall, we're very excited for the merger. Your team across the board has been very responsive and good to work with. We're trying our best to communicate, answer questions, work together, and I think we've got a lot of tremendous potential for the combined company. I'll quickly ask the team from Mechanics to stand up. Chris Pierce, our Chief Operating Officer. Scott Gibbons is our Chief Credit Officer. Tony Kallinga, our Chief Banking Officer. Shanna Hansen, Head of Retail Banking, and Daniel Watt, our Director of Mortgage and Consumer Lending. And Nathan, sorry, he's usually golfing, but here he is. He's always hiding... (laughs from the audience). No Nathan does a fantastic job and I feel really bad for Nathan because that is where absolutely a ton of work is for our finance department getting ready to become a public company. Which is a very exciting thing in the history of Mechanics. We're a 120 year old bank and the first time we will be public. And so with that, Mark, what do you think we should do – shall you and I talk a little? Mark Mason Well, I think we should get right into the questions because instead of a little more preliminary talk, the most important thing today is answering the questions that folks have in their minds or concerns, curiosities. This is a big endeavor and things are going to change for both companies - more significantly for HomeStreet but, the one thing I want to repeat to everyone, these two companies are very highly aligned already. And we have already seen 1) through coming together and negotiating a transaction 2) to the due diligence that we did in both directions necessarily, and now through integration that, the company's strategy, culture, how we think about products, deposits and loans, our view of risk and risk management, we are very highly aligned. Hopefully all of you have had a chance to look at the investor deck that was published the same time as the press release. A lot of great information, but if you paid particular attention to the composition of Mechanics’ balance sheet, our balance sheet deposits, - they are very, very similar. So when you put them together; still looks very similar and I think that's going to help integration. I know relative to our exercise last year, things are already very, very smooth and easier, and I think that's going to serve all of us well as really important decisions are made through this process. So, why don't we sit down and we're going to do a few questions that we've prepared. One thing we think that you're interested in or things folks have asked us about internally already and so we'll do that and then we'll move to questions from the audience. Alright, first let's start with you, C.J. No, you're our guest, so we'll start with you. How about a little bit on your background and your path? . C.J. Johnson Sure, well I'm 42 years old. I went to the University of Michigan. I came out of school and did investment banking as an analyst for three years covering banks through a really interesting time. I was there 2005 to 2008 and ‘05 and ‘06 were kind of boom years for banks, and then you had the total opposite of that in ‘07 and ‘08 with a lot of problems. And after investment banking, that's when I joined the Ford group in 2008 when they raised a private equity fund, a $500 million fund to look at troubled banks and I did all the financial analysis and due diligence around a lot of the problems. We bid on, I don't know 10 to 15 different FDIC receivership deals and was not successful in any of them. But we kept waiting, kept being patient, and then eventually we recapitalized Santa Barbara Bank & Trust right before it failed in 2010. I moved out there. What's interesting about the Ford Group is it's probably the only - I think the only - private equity fund in the country that's also structured as a bank holding company, meaning we can take large investments, control positions in the banks we acquire, and then we have an owner operating model. We all go out there and help manage the bank. We probably put a team of 30 people, 40 people, into Santa Barbara Bank & Trust to help work through the troubled loans. That was a bank that got in trouble, just with a lot of poor credit decisions and we had put a very large credit mark, $460 million on a $6 billion asset bank, so it was very near failure, but we put our entire fund, $500 million in, put our chips on the table and then went to go work it out, and it turned out very well. We had some good fortune with timing, but what we also focused on there, they had one of the best deposit franchises on the Central coast. And we thought that the credit issues were manageable. Scott was there, Nathan was there. A lot of our team that's at Mechanics Bank today was also in Santa Barbara. And then we sold that bank to Union Bank in 2013 or 2012, and then I moved to Dallas, joined the Ford Group in Dallas, and we've raised another fund, a $750 million fund. Along the way I got married. I have three kids, my wife's a 7th grade teacher in Texas. I've got an eight year old, a five year old, and a two year old little boy, the older kids are little girls, and the boy is a handful, but a lot of fun. And so we've been investing this capital. We've got $1.8 billion all invested in Mechanics Bank, and we continue to pick up talent along the way through many acquisitions. We've now done four acquisitions in this platform, and in each acquisition we've really added a lot of talent to every area at the senior management level, and throughout the bank. I was an Economics major, in college, that's my only degree. My wife reminds me that she's got more degrees than I do, frequently. (laugh from the audience). That's a bit about me. Mark Mason Thank you. Now let's get down to business. Let's talk a little bit about the merger and why Mechanics Bank chose HomeStreet.

C.J. Johnson Sure. We've obviously been around it for awhile. We were very interested the first time around, but why HomeStreet? We see a tremendous franchise here. I think it's something where we thought the branch network, the 56 branches, was extremely complementary to our branch network. We have a 112 branches in California, $14 billion of deposits, but we don't have very many branches in San Diego or L.A. So HomeStreet has a really nice branch footprint there that complements us quite nicely. And then we are very excited to enter the Seattle, Portland, Hawaii markets, markets that are high growth and we could see very clearly from our review and due diligence that while there was some higher cost funding and obviously, you know, struggles with the interest rate environment shifting at the very wrong time, there was a tremendous amount of value in the deposit base, in the retail branches, the commercial bank, the mortgage bank, great multifamily lending businesses, great residential construction business and just generally very similar model to what we do. We have retail bank lending, it's just very similar, and so we thought that would, you know, it's not like we're at a buying a bank that does a totally different niche blending or otherwise it was just a very similar business model and highly complementary markets, and so that was the main reason. Mark Mason Culture is really important to us here at HomeStreet. One of the first things I had to do when coming here was take my own Hippocratic oath and not hurt or change the culture that I so admired here, which is based largely on serving the communities, not just in financial ways, but in investing in the communities. We're one of the most philanthropic banks for our size, but also more importantly the connection of our employees and volunteering time with local nonprofits primarily around our branches. The branches are very involved in making decisions on who they're going to support and accordingly we have many thousands of volunteer hours every year. It helps our CRA rating, but also it's created a culture of connection to the communities. And I know, your experiences is similar, maybe you can talk to us about your culture. . C.J. Johnson I'll just say this from a community perspective, we are completely aligned. I think that is something that is a big major area of focus for our bank. It's something I personally spend a lot of time with serving on multiple nonprofit boards and just being very active in our CRA management and oversight. We have a tremendous group of employees that volunteer a lot of time, many hours across hundreds of nonprofits throughout the state. We bank a tremendous amount of nonprofits across the state. I think that's actually one of the highest growth areas of our bank - adding high quality nonprofits because we're so plugged into our communities. And it's something we really, really encourage our employees to volunteer. We grant two days of paid time off to go volunteer at any kind of organization of your choice. Last year we donated $2.5 million dollars, across I think 500 or so nonprofit organizations. So that in general for a community bank I think it's a differentiator, and I think it's important to A), it's the right thing to do. B), it's important to our employees, and so that's a key part of our culture. The other part on our business side of the culture is we want to be a high performing bank, right? We have high expectations from the ownership level all throughout the organization that if we're going to come to work every day, I, and I think our team, we want to be at a bank that's doing well, that's going to be one of the top performing banks in the country. We focus on it, we want to hire people that work hard and can really do their job well. At the same time we also have a culture where we want to enjoy coming to work. We want to enjoy who we work with. We want to recognize our employees who have been with the bank for a long time and I put a lot of emphasis in the past year that I've been CEO on doing stuff like this, town halls, getting out, interacting, getting to meet people, getting to meet our team. We have close to 1,500 employees at the bank. It's hard. We're spread out, right? HomeStreet is probably more spread out. It's hard to get together in person, and so I've viewed it as my role to go out in the market and do regional town halls. I think I've done about eight all up and down the state. I've got one more I need to do in Monterey, which I'll do in a couple weeks. But we go, Central coast, Southern California, Walnut Creek. I've been up to Northern California, up to our great branches up there, Central Valley and just kind of get out there. Host a dinner, host a town hall. That culture is we want to communicate, we want employees to understand. This is what we do, this is what we're focused on. Hey, if you have questions, ask them. We want to be very transparent about our strategy and how we think about things. And frankly, our team has a lot of good ideas that I want to hear about because I'm in a position to help. I view that as my primary job. To help our team, help our employees be successful, help our clients be successful, and so I'd like to know if something isn't going particularly well. And so it's that's the culture, it's obviously community focus. We want to be a high performing bank, but we really want to make sure we come to work, we're respectful of each other. We enjoy who we're working with and we're excited to be there. That's my quick, somewhat quick response. Mark Mason I think that's an excellent answer. The merger has some key milestones. Maybe we should talk about those milestones, what folks could look for, as we announce passing them and anticipating them, and when will we be finished? C.J. Johnson Obviously we announced the merger five weeks ago roughly. We've submitted all of our regulatory applications just under two weeks ago to the FED and the FDIC and the State of California, State of Washington, State of Hawaii, State of Oregon. So I think we're in very good shape. The regulators are in the review process and we've already, as you know, heavily socialized the transaction with our regulators and so we're very optimistic, that we'll get approval here soon. And our plan is to close in the third quarter and so it could be as early as August 1 and we're pushing towards that goal. It may take longer. You can't, you just don't know, how it goes, but, I think that's the major milestone. We'll get questions with the regulators, they'll go through our application, we'll provide them answers. That regulatory approval is a big step, and then from there it's 15 days, 15 to 30 days until close.

Mark Mason One other important step from a HomeStreet side, there's also a public exercise. We are publicly traded. Our shareholders have to in effect approve the transaction. What they're actually approving is the issuance of stock because this is a reverse merger; little different than the norm. Our holding company HomeStreet is going to affect the merger by issuing shares to the shareholders of Mechanics Bank, I think the majority are the Ford funds, but there's also a couple, a few minority interests, and in that exchange, then Mechanics Bank becomes a fully owned subsidiary of HomeStreet. HomeStreet's name changes to Mechanics Bancorp. And then HomeStreet Bank and Mechanics Bank merge all at the same time. Shareholders have to approve that, and so we are going to be holding a special meeting of our shareholders just for that express purpose. We have not yet finished the proxy. That'll be done in the next few weeks. It has to be reviewed by the SEC and that could either take a lot of time or a little time. We're hoping for a little time and then that meeting will take place probably in early to mid July, which is plenty of time. And we expect that to be overwhelmingly approved and then submit to the regulatory approval and a short waiting period, then we can close. The transaction by our agreement can only close on the 1st of a month. So, you think about everything that has to happen before the last couple of days of a month. So those are all the parameters. We think we're in great shape, but these are things to look for as we announce progress. How about integration? These are two banks, some similar systems, a lot of different systems, but would you like to talk about how that integration effort is going to go? C.J. Johnson Sure, very important, most important thing is to have a well-planned, carefully coordinated, well executed integration. Our team has a lot of experience doing this across their whole careers, but especially on the Mechanics platform as we've now integrated three banks so far into Mechanics Bank today. It's a lot of careful planning. It's a lot of hard work. Chris Pierce is going to lead the effort on the Mechanics Bank side as the Chief Operating Officer. We'll have an executive steering committee that all senior executives will participate in, and then there's going to be a ton of individual workstreams across every aspect of the bank. Obviously the greatest area of focus will be the core systems conversion. We have not made a decision yet on which core we will go with. We're receiving bids from both FIS and Fiserve; that is a very critical decision point. We have engaged KPMG to assist us with the integration management office and especially efforts around HR and communication, which I know is very topical for everybody, and so we want to be very careful in how we plan. We want to communicate it regularly. We want to provide clear work streams and deliverables and we'll try to have as much information provided as soon as we can; obviously a ton of work. But legal day one could be as soon as August 1st. There's a ton of work already happening. I think you'll continue to see more and more visibility around our workstreams and like I'll say, if you ever feel like something is not working well or there's issues, please raise your hand and let us know so we can address it. Mark Mason

Alright, I think I'm going to pass on a couple of questions. We were going to ask about other recent mergers. I'm looking at our time and I want to make sure we have enough time for the audience. How about this one, though - It has to do with name and it's not uncommon for a bank to be very sensitive that its name is going to go away, right? We have a very old bank, which like Mechanics, different facets of the company have different concerns about their customer base, their brand recognition. I think it's actually going to go a lot better than people think because at the end of the day, it's people. But maybe you could give your thoughts on it. C.J. Johnson I absolutely I understand the sensitivity around the name. I think it's our view and it's been one that's really been a consistent view across the Ford banking platforms - is it's simpler to just have one brand. If you have multiple brands, it can create a lot of complexity, and so our plan is to use the Mechanics Bank brand. That said, one of the things that's positive about this merger is we're not closing any branches, so it'll be the same. While the name on the door will change, it'll be the same friendly faces in the branch, that are greeting our customers every day. And so I think that's a positive. And then on the mortgage side of things, I know there's some sensitivity there, same comment. Mark said it well. It's the same employees, it's the same folks they will be dealing with because HomeStreet has a lot of capabilities especially on the servicing side that we don't have and we're happy to enter new markets and we want to still originate mortgage loans in all the HomeStreet markets, and so I think it's the most important thing is the people in those areas will be the same and it's just from a management standpoint, a consistency of brand. We have a lot of accounts in California. We think it's better to just go with Mechanics. Mark Mason I think it's going to be fine. I kind of like the Mechanics name. You know, HomeStreet, everyone's used to it now, but when the name change first occurred in, I believe, 2000, a lot of people have said, well what does that mean? And, when I got here and we changed the strategy of the bank to convert it from a thrift to a commercial bank, trying to get people to understand we were a commercial bank, that we were a commercial lender… HomeStreet was a little confusing. Everyone's gotten used to it but, I don't think it's going to be as challenging as people think. Thanks. I got a couple of HR questions. This is what I'm starting to get. Do we have any blackout dates for requesting time off? . C.J. Johnson No, I don't think there's any blackout dates. I think the one day that'll be very sensitive is the core conversion weekend, and so that'll be a time where we may ask. We need all hands on deck. That will likely be sometime in the Q1 26, and so a long way to go. If you want to take vacation, there should be no blackout dates. Mark Mason And I would just echo that same thing. Years of service, will that transfer over?

C.J. Johnson Yes. Mark Mason I can't think of a merger where someone didn't transfer that over. It transfers. I know there will be tons of these questions. Existing balances for sick time and vacation time. Will that transfer over? I believe so, how? C.J. Johnson I believe per the definitive agreement it will. Mark Mason And I think legally the vacation time has to. Sick time, probably similar. What is your vacation policy? I know some folks will ask me that. C.J. Johnson It depends on your tenure with the bank and your seniority with the bank in terms of what role you have, but it's a minimum of three weeks paid vacation and a maximum of five weeks. There is a matrix that lays out here's where you would fall. So three to five weeks. There's also accrued sick time. I think you can accrue up to 80 hours of sick time and then your vacation and your sick time can roll over up to a point. There's a max that caps out. We will provide a very detailed email to every employee that'll lay all this out, and we'll be very thoughtful. Here's what HomeStreet has today, here's what Mechanics Bank has. We're going to review that. We do it every year; we review all of our benefit policies. Maybe HomeStreet does something we should adopt or vice versa. We’ll lay it out in some documents that can explain it way better than I can here just going off the cuff, but that's the general outline. I mentioned earlier we got two days off for volunteering. And then we also do, I think eleven paid days off for federal holidays. Mark Mason So I'm sure we are similar. C.J. Johnson I'm guessing it's probably pretty similar. I know there's some differences, but that's my high level. Mark Mason You'll be getting the details though. C.J. Johnson Yeah, we will send out a lot. Mark Mason I mean, I'm pretty impressed you could give that answer as detailed as it was.

Severance. Now, there is a reality to mergers. There is some duplication of positions, particularly back office. There will be positions that are no longer required because of the duplication. Now that's not just going to occur on the HomeStreet side. That is also going to occur on the Mechanics side. The severance policy that will be used is not HomeStreet’s, but it will be Mechanics, and perhaps you could speak to that. C.J. Johnson I would say in general, back office, we will we want to look at best practices and we're very open to adopting, bringing on employees in either area and there will be impacts at both banks. From a policy standpoint, our policy at a high level -- and we can share the full policy -- a minimum of four weeks base pay, and then if you have tenure above two years, every additional year adds two weeks of base pay up to a maximum of, let me think about this. Twelve years, ten years or 24 weeks. So half a year, so 26 weeks, so it's two years. It's 13 years of service, four weeks minimum, 26 weeks of base pay maximum if you've served for more than 13 years. Mark Mason Which is actually better than HomeStreet’s on the shorter end. We have the same 26 week maximum, but we add one week per year of service so to the extent someone might be less tenured, it's a better plan. Everyone will become a Mechanics employee at least for one day, the way this is going to occur. If a position is to be eliminated, it will be the day after the transaction. A lot of reasons for that, some of which are tax related, so that the charge occurs post closing, but also you'd be under their plan. I know I'll get asked that, I’ve already been asked that. And then folks will want to know how much notice they'll have if their position is going to be eliminated. And I know that's a bit of a tough question, particularly at the front end of integration work, but what's your sense? C.J. Johnson I think general commitment is we want to provide as much notice as possible, we want to communicate as clearly as possible. There's lots of work being done to that effect. I think the goal is at least 60 days notice. I certainly think if it's a conversion related job elimination, it would be at least 60 days if not more. I think if it's legal day one, which is less impact there, it's going to be a little tighter, but we'll try to communicate as best we can. We're going to plan very carefully and thoughtfully. That's why all our team is up. We want to get to know people, meet folks, be working through it. We have gaps in our organization, we have a lot of opportunities to add talent and it is a key focus for us to be able to do that. Mark Mason And I want to echo that. I mean, I've already been a part of several conversations about different officers and different other positions that they are likely to make offers to. They're really doing what C.J. says, a really intensive look at our folks, and I want to thank all of you for the nice things that you've said about our personnel. We appreciate it. I'm biased clearly, but hearing that kind of feedback, I think it's fantastic and you all you should know that that's occurring. And is going to occur. Alright, one thing on conversion, because conversion on the course system will not happen until, let's call it February, middle of the Q1 next year. More people will need to be retained than you might think through that conversion. So if you are thinking that maybe your position might be a position that may not continue, understand we may still need you through not just a conversion date, but a little period thereafter to make sure it went well, right? This has to be done well, it has to be done right. We need a margin of safety, which means a margin of safety with your help. And so if you're thinking about that understand we've got aways to go, right? 401(k) matching. This question has come up already. We all have slightly different approaches to that. What is Mechanics approach? C.J. Johnson So we match up to 3.5% of the contributions, and I think that will be consistent. What does HomeStreet do? Mark Mason It's 3%, but it's in two pieces. It's 100% of the first 2%, I think 50% of the next two. Is that right? Correct me if I'm wrong. 4%. Four. Okay, total. Are we four? No, no, no, we're three. C.J. Johnson Confusion. We're 3.5%. Mark Mason Yeah. So, oh, even better than us. C.J. Johnson Immediate 4%. Mark Mason We're four? Alright, something like that. We'll clarify. I might have to check my own statement. Long time ago it used to be companies required vesting for their match. We don't. It's vested immediately. What is your policy? C.J. Johnson You know, Nathan, do you know? One year vesting on our match. Mark Mason Got it. That's not very long.

Nathan Duda For the 1st year, once you've been an employee over a year there's no thereafter. C.J. Johnson It's just for new employees, one year. Mark Mason Yeah, totally understand. So don't ask me that question again, you've got the answer. Some of these questions we’ve been asked like 10,12 times. Okay. Health benefit plans. Now I'm not expecting a detailed answer here, but what health benefit plans do you offer? C.J. Johnson Well, we have several different options. We partner with Kaiser and I believe Anthem, right? Anthem Blue Cross. We have a PPO, we have an HMO, there's different deductible levels. We do a lot of work every year with Lockton, who's our benefits consultant to be very competitive. It's down the middle of the fairway with the California market and so we'll certainly include all of this information in a very detailed email that lays out here's what we currently have. I think everyone would be in their existing plan at HomeStreet, probably through the end of this year and then we do enrollment in November for benefit plans to go in effect 1 January. And so there'll be a lot of opportunity to study our plans. Every year we review and we make tweaks here and there and try to make sure we're competitive. California in general is a pretty competitive market. I'm sure Washington as well. So, we'll get you a lot of information, but there's several options you can pick from. There's also dental coverage. That's very high level, but we can get more details. Mark Mason As expected. We have a wellness program here where we offer a discount on the employee's participation amount in the medical benefit of $50 a month. If they complete at least three annual required checkups, like an annual physical, a dental visit, a vision checkup, all with a goal of improving everyone's overall health. Do you have a program like that or would you consider one? C.J. Johnson I don't believe we have a program like that, but we'd absolutely consider it. I think it's an interesting idea, good idea. I think it's important to get your regular checkups, so I like it. It's kind of new. It's not something we're familiar with, but we'll absolutely line that up and cost it out. Review it as part of our benefits planning process that's going to get kicked off here probably in late Q3. Mark Mason I will say not everyone participates. So this is a constant battle for me but, we've been between 60% and 80% depending upon the year, which, when we look at pre wellness program increases from around 30% doing regular annual checkups, just physicals, to at least 60%. We take that as a win.

Ok, so I think we should turn to the audience at this point. Again, if you remember, we have a couple of people with microphones. If you would like to raise your hand, we'll do some questions from the audience and then we'll check the chat board here online and, see if we can finish with questions that we couldn't anticipate. C.J. Johnson I did forget to mention Greg Jones, who's our Director of Communications, who's hiding in the back. There's Greg. Sorry about that Greg, my bad. Any questions? Question from audience This is more on the retail side of things. We have a lot of customers who are raising concerns about routing numbers and account numbers changing as well as products that we're going to be not offer anymore. Do we have an idea on any of that or a timeline to help with our customers’ questions? C.J. Johnson We should not have any impact on routing and account numbers, right? Chris? Chris Pierce We will grandfather in the HomeStreet numbers so that will continue to work. I'll stand up. And we're continuing to right now I think probably in the next month or so we will have an idea if there's duplication. Can you all hear me? Sorry. I think we're about a month away from running the duplicate account number check to see if we have to replace checks and ACH would be impacted by that, too. But again, we'll grandfather in the HomeStreet routing and transit number so that won't be impactful, and we'll know soon whether we have duplicates. Mark Mason How about products? And this was an issue in our exercise last year that had some amount of frustration… Anticipated product changes? So let's just think deposit products first. We will be doing a very careful review of here's HomeStreet's deposit products, here's what Mechanics Bank offers, and we'll compare it or we'll probably do a market benchmarking exercise with KPMG to see here's what's the market. We'll try to be, in general, we want to be as minimally disruptive as possible. I think it's always a carefully thought out exercise around it. I guess I'd be surprised if there's too much that's different. I think we got pretty similar philosophies around retail banking and the products we offer, but there's always variances in fees or what it takes to get a waiver, et cetera, but there'll be a very detailed review of side by side each bank, and then comparing to market and then we'll make a choice so that everybody's got the same deal. Mark Mason What about on the lending side?

C.J. Johnson I think it'll be very similar. We have a big emphasis around small business lending, particularly through the branches that I think will be additive to HomeStreet. But we have a solid commercial bank. I know you guys do as well. We'll look at traditional commercial, lines of credit, term loans, commercial real estate loans, multifamily, construction. I don't think there should be much that's different for mortgage, obviously, HELOCs, entering the residential construction builder market that's new for us, but we're very excited to do that. We think that's a really well run group and excited for Don’s leadership there. So I think it should be very complimentary. I don't think there's much impact. Mark Mason So we're not going to answer that question again, right? C.J. Johnson Any other, I guess from our team at the bank, anything I you want to add to what I just said there around product or Chris Pierce No, we're going to go through a detailed deposit product to field mapping for deposit products, and generally speaking, if it's not a go forward product, we grandfather and allow them to stay in that product, and then transition and sell new products over time. But it minimizes the impact when we grandfather the products. Mark Mason That's the best answer. C.J. Johnson Good. Glad I got Chris's perspective. He knows a lot more than me about many things. Mark Mason Next question. Come on. In the back. We're just going to call everyone anonymous today. Question from Audience Perfect. Hi C.J., wondering if you could speak to any further growth plans that Mechanics may have beyond the merger, either in existing markets or your new markets. C.J. Johnson Good question. I think there's a lot of focus at our bank today on organically growing especially core deposits, profitably growing core deposits. That's got a lot of initiatives across as the bank. We recently hired a head of deposit strategy to help coordinate a lot of our efforts both around covering our existing clients, making sure we're in front of them, but then also trying to bring in new business to the bank, working very closely with Tony and Shanna and our commercial bankers, with our branches to help drive that. So there's always an organic focus. I think M&A wise, we've traditionally been very inquisitive and so we'll always stay opportunistic. Sometimes the next transaction can happen very quickly. It's taken five years since the Rabo deal for us to do a merger. So we're not just going to do a merger just for the sake of it. Frankly, I think we're very happy with what we've built. We think this is a great high performing, low risk franchise that's core funded, once we close. And, you know, I think we'll always be looking, we get a lot of inbound phone calls. There's situations out there that we're monitoring, but we're really focused right now on just making sure we get everything very carefully integrated with HomeStreet and so anything would be well down the road. But we'll certainly keep an open mind. Mark Mason It's a great question, thanks. Next. Hold on. The mic. Question from the audience I know a lot of people that I work with are concerned about remote work. Who don't have maybe a physical building in where they are. What’s the philosophy on that? C.J. Johnson In general, we prefer our folks to be in the office, but we're not a hundred percent ridgid around it. There's flexibility for hybrid work. There's some positions that are fully remote. I think there's a lot of benefit to being together. I personally, really enjoy talking to people because I think you can get a lot more done in person or you can learn things that maybe you don't get via Webex. At the same time, I think Webex can be a very effective tool or Teams or Zoom or whatever you're on. I think it can make things more efficient. We ask our team to make sure you're on screen and I think we'll keep an open mind. We understand there's different situations, there's different employees, there's different groups; A lot of it will say it's manager's discretion, but we definitely would prefer as much office presence as possible. We're going to keep space here in Seattle. I think we're going to keep space in the Federal Way office. We're going to take a hard look at it. We want to be efficient; we're always going to try to be a high performing efficient company, but we want to make sure we have the ability for our team to be in the office and be working together with our teammates. But there is an ability to work remote and have hybrid, but it's evaluated on a case by case basis. Mark Mason Next, these are good. No, you need to because of the webinar. Sorry. I know we can hear you, but they can't. Question from the audience I was going to ask, would the vault still stay here in Seattle? The treasury vault? Mark Mason Treasury Vault.

Question from the audience For original docs. Mark Mason It depends. Oh, you're talking about for mortgage docs? Yes. I think that's going to have to be sorted out. Okay. Right, you may even have regional vaults. That's an integration question. I think. C.J. Johnson I'm not sure. But I think so for mortgage stuff. Mark Mason There's a lot to be sorted with the integration of groups, right? I mean, they have their own vault and note Security today and that's going to have to be sorted. Like a lot of questions. C.J. Johnson Daniel, do you have any thoughts there? Mark Mason Daniel, do you have an answer? No. C.J. Johnson TBD we'll get back here. Mark Mason Working through it. Too early for that one. Next question. Question from the audience So, along with the question about growth and the future of Mechanics, I'm curious about mortgage growth or expansion. C.J. Johnson We want to be in the mortgage business. I think what HomeStreet does is very additive to what we do at Mechanics Bank. It's not going to be something we want to grow tremendously. I think we want to be very prudent in the growth because we want to make sure A), it's not too big a portion of our balance sheet. If it becomes too great a component of your balance sheet and if you have too much gain on sale, then the market discounts that pretty substantially from an earnings multiple standpoint. So we're going to be very prudent with how we structure mortgage. We've already done a lot of work thinking through that, and we're going to have a focus on profitability. We're going to focus on being a very efficient, high performing mortgage group. But we're going to stay in the business for sure. We're going to stay in the markets, and it's just making sure we calibrate production, at the right levels to fit our balance sheet and not become too big a component of what we do as a bank. It's a good question though.

Mark Mason Why don't we take a break and let me go to the webinar Q and A. Maybe you could talk a little bit about your business plan for retail banking and how this may or may not change after the merger. C.J. Johnson We're very excited to add all the branches and it's very complementary to our markets. There will be a lot of effort. You'll see from Tony and Shanna and our retail team coming to visit talking about, hey, here's what's working well, here's how we do at Mechanics. Love to have you come visit some of our branches down in California. But I think the general strategy is we'd love to grow it profitably. We want to be thoughtful about the products we offer and our staffing model, etc. A big area of focus for us post-merger is going to be online account opening. Technology in general. In my opinion, it’s essential to really lean into and make sure we are as smart as possible having the right core provider, but also being able to be competitive with the big banks because they've got a lot of bells and whistles and we need to make sure we're competitive. So, there'll be a lot of investment there. We've got a great IT team. A lot of skill sets in that area, but we also have a lot of room for improvement. So technology in general, whether it's retail or commercial or mortgage, etc. is the backbone of everything we do and it's got a lot of my focus, certainly all of our executives are focused on it. Chris in particular. We want to be easy to bank with both for the customers for sure, but also for our employees; easy systems to use and clear channels of communication. From retail bank, I'm excited for the strategy. I don't know if Shanna, or you want to comment on it. Shanna Hansen I would say that C.J. has mentioned that the footprint is really aligned and supplements ours and I think there's a lot to uncover in retail, a lot that we're going to have to dive into and see how we do stop payments versus how they do stop payments, right? This is a big, big undertaking, but we've done it a few times, and for the most part you heard we will grandfather in your customers. We will work through to preserve those relationships and honor our employees tenure and their experiences. I think for retail, our biggest focus in the last couple of years has been around education and deepening the skill sets of our retail folks, and then strengthening the relationships with our partners and that will continue to be the focus as we supplement all of C.J.’s strategies that he talked about. Mark Mason This one is on systems conversion. What systems are planned to be converted on legal day one or will all systems be changing in Q1 2026? I'll just let you answer it. C.J. Johnson Yeah, I don't think there's any systems that would convert legal Day one, right, Chris? Finance is kind of its own animal, so we'll work through that. But no, I think it's going to be the vast majority is core systems conversion date, Q1 26. Finance has got a lot of work to do. Mark Mason Stay tuned. But that'll be worked out in integration. And it'll be thoughtful and it won't be immediate if you're scared of that. As C.J. has said, they're going to be sharing with us information on their benefits. This person wants to know when they're going to hear about it. Soon, as soon as possible. Just stay tuned. C.J. Johnson Yeah, I would certainly envision it being within a month or so, like soon. We're working on it hard, and we know it's very important and we want to just lay it out as clear as we can with all the details and then we know there'll be questions and we will be prepared to set aside time and people to answer those questions. Mark Mason Does Mechanics have a servicing portfolio? I think this question has to do with mortgage servicing and will they continue to service HomeStreet’s loans? C.J. Johnson Candidly, we do service mortgage loans, but we think we are likely to take our loans and put them onto HomeStreet’s servicing platform, the Black Knight MSP platform, because it has more capabilities than what we currently have. And so that's likely one example of a system that'll be a little more impactful for Mechanics because we're going to put our loans on HomeStreet’s core, which is this Black Knight MSP core, that's one of the best in class. So opportunity for enhancements for Mechanic’s loans and our service and capabilities. Mark Mason Will Mechanics continue to offer Fannie Mae loans. I guess this is a broader question of agency loans. C.J. Johnson That's the plan that we would like to. Mark Mason Though there's some things to be done because currently Mechanics only offers Fannie, is that right? The mortgage? Right. So there's some work to be done to have. C.J. Johnson We're working on getting approvals to be able to do Ginnie, FHA, VA all that.

Mark Mason And Freddie. What are your plans for opening new retail locations? C.J. Johnson I think we're very judicious about it. We are about to open one in Palo Alto market, we've hired a lot of folks, mostly legacy First Republic folks in our wealth management division, typically around trust administration, but also some private bankers. And so we view that market as a very bright market for growth. We've got people in market that need a place to sit and that will be a de novo that starts here hopefully in the back half of the year. In general, we don't open many because we feel like it's more efficient to just acquire the market share versus try to grow it organically. It's very hard to open de novo and grow it successfully. We do spend a lot of time and effort with our facilities team - who I think is exceptional - trying to make sure -- and I spend a ton of time on this, Shanna, Tony as well. We want our branches to be located in the right spots. A lot, we've done some mergers and a lot of the banks we've bought have been around a long time, but sometimes you keep the branch in the same location and stuff moves away because we want to make sure as leases expire, maybe there's a better location. So we're not closing the branch that’s not delivering, we're going to put it in an A location versus a C location. And we've done that, I think at least with twelve Mechanics branches in the past couple years, three years, I'd say. So it's a very important process. It's a lot of expense. Every branch there's a fair amount of expense that goes into it, so we want to be making sure that expense is directed appropriately, put in a good location so our teammates can be successful. But I don’t see too many more de novos. Mark Mason Question on SBA lending. I understand the Mechanics of SBA lender where we are as well. What are your thoughts on growing that segment? C.J. Johnson I may let Tony comment on it, but I'll start and just say it's something we do. It requires a lot of infrastructure, we don't have a ton of it today. I think the HomeStreet merger will be additive to us in this area. It's not a huge area focus, but it is important. It's a good product line and something that we're going to spend even more time with, but I envision it not being a tremendous change from what each bank is doing today. But Tony, go ahead. Tony Kallingal Yeah, I would add to that today predominantly we just do 504s and we work with CDCs. You all actually have a pretty good infrastructure around SBA and predominantly around 7A. So that's something we definitely do want to look at. So I think it's going to be during the integration period and whatnot is studying both sides and seeing what's the best solution for our customer, but the intent is to grow our SBA portfolio. C.J. Johnson

It's likely, hey, you've got infrastructure we don't, that's great, that's additive and we'll look to grow that modestly. That's not too crazy. Mark Mason Next question is around commercial lending in general. Maybe you could speak to how your commercial lending business is organized and what limitations or what size are your largest customers and how do you think of sizing, that kind of thing. C.J. Johnson I'll start and I'll let Tony comment or Scott comment. But we have very similar commercial verticals. We have a northern California team and a southern California team. We tend to be a bit real estate heavy, so a little more -- especially legacy Rabobank -- a little legacy commercial real estate. We've been over time shifting our mix away from commercial to real estate especially deals that don't have deposits with them to multifamily lending especially in southern California, which of course HomeStreet does a lot of as well. Where we feel like it's a fundamentally different asset class with a much better risk profile because it's apartments, people need places to live. California has a housing crisis candidly, so there's going to be lots of demand there for people to live, and we're very comfortable with that multifamily lending space. We've got a commercial banking franchise that's growing, but it's not too big in terms of CNI lending. And I think in general it's something where we're likely have a Director of Pacific Northwest, Director of Northern California, Director of Southern California, all rolling up through Tony. And, the mix of what we do will likely stay pretty similar. But Tony, go ahead if you want to add it. Tony Kallingal I think from a product segment standpoint, we're very similar. We have the same products and services in regards to commercial banking. I think the delta is around the segmentation piece in retail banking. Obviously retail does credits up to $250,000 and they kind of source it themselves, and then we have what we call business bankers that cater to the retail banking clients. They can go from $250,000 all the way up to about three and a half million. And then separate from that, obviously it goes into commercial banking regarding CNI or if it's real estate - in regards to investor or multifamily or construction lending and whatnot. I think the thing to really point out at the end of the day, we don't really have this line in the sand between commercial and retail. We have a common goal and objective that how do we deliver to our customer? And that's the key fundamental. You'll see that especially as you're learning a little bit more about Mechanics Bank. We have committees, we have junior loan committees, senior loan committee. We open these committees up to all employees of the bank. And part of that concept is for them to be educated, understand how we look at credit, how we look at risk, and how we service our client at the end of the day. So it's very much a team orientation kind of mindset. C.J. Johnson That's good,to add on the loan sizes. We typically don't want to do deals too much north of $10 million. We prefer less than $10 million. We do plenty of loans north of 10 million, it gets a much higher degree of scrutiny obviously at the senior loan committee level. We try to be very open. You know, these committees are pretty new, been around about a year, but it's designed to be transparent so people can understand, this is what we want to do, this is what we don't want to do and I don't want people to feel excluded, so anyone can join in and listen, and it can be very instructive. Especially with Carl Webb. He participates in our senior loan committee and he knows his stuff better than anybody. So Scott's perspective and here's what to think about from a credit perspective and sometimes people aren’t thinking about that. It's just tremendous insights that can be gleaned through this process. And then again, the strategy of the bank is to be one hundred percent core funded, right? We want to have great deposits. I think we're going to have even better core deposits. We're going to be a hundred percent core funded, so we don't need… We think the cost of deposits, Q4 this year, should be about 1.4 % on $18 and a half billion dollars. That's pretty good. Right? So we don't need to go do crazy lending to get a really nice margin. We could do very basic securities purchases and make a 4% NIM. We can do very low risk lending and maybe get a 6.5%, 7% yield and makeup 5% NIM. We don't need to go out, and reach for loans because we have the deposits to allow us to be very profitable without taking outsized risk. And that will not change. Mark Mason Thank you. Big expansion in your footprint, particularly in deposits. I have a question regarding compliance about… there's a big expansion private company to public company, sort of a general compliance question. You have to deal with the compliance of public company reporting and all of those things, as well as, an expanded footprint from a customer and a consumer compliance standpoint. How are you thinking about the compliance effort, what may need to be done to expand that? I think that's the general question. C.J. Johnson Our compliance team does an A plus job. They are based in Roseville. There's some folks that sit elsewhere, but the bulk of the team is Roseville, maybe a little in Irvine, maybe a little Walnut Creek, but it is a must do well division. We invest heavily in it. It gets a tremendous amount of focus from our executive management team. Kristie Shields leads our compliance efforts and she's one of the best in the business. And so we will have to grow, we'll have to add staff, because we're going to pick up a lot of new accounts through the merger and so it will certainly be an area of focus on integration. Understanding here's what HomeStreet does today, here's what we do. It'll still predominantly be based in Roseville, but we're always looking to add talent there and we will need to add headcount to support the additional volume. But I'm very proud of our compliance efforts. It's consistently very well reviewed by our regulators and they know their stuff. Mark Mason Zelle, I assume you offer Zelle. For consumers? C.J. Johnson

We do not. We don't, but we're about to. (laugh from the audience) It's been a hot topic and we were concerned with some of the fraud risk around Zelle. We've gotten over that; from talking to HomeStreet and understanding your experience, and I know there's smaller limits and we'll probably do the same thing, but I fully expect us to be turning Zelle on for our clients in the coming months. We were using a different, do you want to talk about what we did, Chris, with the app? Chris Pierce We previously had Fiserve payment method, and we've looked at it so closely. We got a little concerned when they'll change the operating rules for losses on transactions. So we were, we were taking a waiting approach, and also until just February of this year, you weren't required to be a Zelle bank to do zelle transactions. So this has necessitated this. We've had a lot of conversation around it, we will not be impacting HomeStreet customers and as C.J. said, we'll be turning on Zelle pre-systems conversion, probably right around the time of legal day one. Mark Mason That's great. The follow on question, which we have not done yet is Zelle for business. We think it's a natural transition, but, it's a different group of customers, it has its own control questions and so on. Chris Pierce Yeah, I think we want to, as you guys have been, be very thoughtful about limits related to things. Until you really know the patterns of a customer, it's hard to protect yourself. And this is a regulatory hot button, too, especially on the consumer side that if people get tricked into sending Zelle transactions for fraudulent transactions the regulators have taken up a position that. When you look at Reg-E losses for the deposit folks there are many hundreds of thousands of dollars every year in Reg-E losses and Zelle can quickly become that same thing. So I think it's all around limits, knowing your customer and applying appropriate limits. Mark Mason And we're pretty strict. Uur base limit is $300. But we will increase it for customers who have a bonafide use and we know them. Chris Pierce Once you get to a pattern of activity and you can say this is legitimate, what they should normally need, and that's the approach we're taking, and as C.J. said we got a little more comfortable with it by looking at and talking with your folks and had understanding your experience. Mark Mason

Right. Great. Residential construction, you mentioned it earlier in your comments. What are your plans for that lending group? C.J. Johnson Our plans are to keep doing what you're doing. Basically, we think it's run pretty well. We'll always take a hard look at it, get smarter on it, but I think it's well run by Don and we'd like to be in that business, It's the right size, $300, $400 million in a $23 billion bank I think is appropriate, given it is riskier, but we like that business. We like the granularity of the lending. I think it's very long tenured relationships that do come with some good core deposits which fits our philosophy and it provides us diversification of product, different interest rate profile with floating rate that we like, short duration loans. So it's something we'll continue and we're excited to add. Mark Mason We have a Bank at Work/Affinity program that started in the mortgage group many years ago, where we offer our affinity partners who want a full suite of bank at work products. But also – the starship product of the program is a discount for their employees on mortgages of half the normal origination fee or 50 basis points. We also offer that to our employees as an employee benefit. It's enabled us to bank more people. We can't give them a free benefit for their employees and, to grow deposits and so on. What are your thoughts, maybe you don't have them yet on continuing those programs? The largest program right now also is with Kaiser. We mentioned them earlier in the context of your benefit programs, that's great. We have a long term alliance with them. Talk about the history there. What are your thoughts? C.J. Johnson I might let Daniel do most of the talking here, but we do today do discounts for our employees on mortgages. We've studied it a bit -- the affinity business that you have -- and it makes sense as a vertical to try help grow the bank. Offering affinity programs, whether it's on deposit products or mortgages or et cetera, to try to get solid business from larger commercial customers that can then offer it to their employees. So absolutely something we're looking at and we do a little bit of it today and I'll let Daniel build out. Daniel Watt Definitely interested in that business. It was something we were already working on, not just from a mortgage and consumer learning perspective, but bank wide. So absolutely. I love the fact that you already have it set up and just want to understand it more, but we definitely plan to continue that on and even grow it because we bank a lot of public companies that could really benefit from that. So we see that as a deposit strategy as well, as well as the ability -- to your point -- to really offer great benefits to those employers who don't really have the opportunity to provide other benefits like that. So we're excited about it. Great. Mark Mason

Oh, out placement, for positions that will not be continued, will you offer out placement services? We've done this previously with layoffs when we've had to do them. Not very expensive and it helps them with resume writing, job search strategy, stuff like that. Have you considered that? C.J. Johnson I'll have to go back and look at that. I don't think we have typically done that through the different mergers, right, Chris? But I think it's well worth evaluating and understanding to your point if it's not particularly expensive, then it could be something we add. We do typically offer COBRA benefits and I think that's another area where we just have to really study it a little bit and then communicate very clearly as soon as possible – here’s what will be available to help if you're impacted. Mark Mason I know this answer, someone wants to know Mechanics Bank's net promoter score. I think it's better than ours, which I'm very upset about. C.J. Johnson Isn't it like 76? Mark Mason 71 was the number I was given. Let's not overdo it. C.J. Johnson Greg, do you know? Low to mid-seventies. Mark Mason So, that's for a bank that's stratospheric. I think our last was 54, which is very good. The seventies would be up with the best performing, not banks, but general consumer product companies, that are very well respected, like Johnson and Johnson or some of these primarily well accepted brands. That's excellent. This is a question on loan concentrations. I think it really relates to CRE because they mentioned several CRE products. What's the strategy on CRE concentration? C.J. Johnson Obviously a very important topic, something we focus very heavily on. We monitor very carefully. We have a lot of monitoring in place around commercial real estate. I think over time, obviously the combined merged bank will have a CRA concentration ratio of about 390%, and our goal over time is likely to shrink that into the high two hundreds, probably over a four-year period. We're going to continue to be judicious around traditional commercial real estate lending, especially if it's brokered business without core deposits. And I think multifamily because of this sheer volume at both banks, we likely need to bring that down. I know you've already sold some loans, we're not going to do that, but what we will do is probably add some of these multifamily deals, hit their reset dates, will likely let some of them refinance out and try to bring it from pro forma will be I think it's like $5.9 billion. I'd have to look at my math on it, but we're going to probably get it down closer to four and a half billion over a five year period, so we'll still be originating multifamily loans but just given the concentration of the two combined entities over time, we will work it down, because we don't want to have any lending in the bank be an outsized component. We want to be a diversified bank, and we're also content to leave a higher proportion of our earning assets in more liquid securities and cash. Mark Mason There's a question on mortgage underwriting guidelines. It's a little technical, so let me tone it down a little bit. Many companies, even for their own balance sheets, simply use agency guidelines. HomeStreet has always had its own guidelines for portfolio products. How does Mechanics approach that? Daniel Watt Great question. So we already have great portfolio guidelines built out. We do use Fannie Mae as the backbone just so that our guidelines aren't 3,4,5 hundred pages. But we do have guidelines that are portfolio specific, so for example acid depletion, RSU income and so forth. So we do largely lean on Fannie just for brevity, but we do have specific portfolio linear guidelines, and that's one of the things we're doing through integration is comparing what HomeStreet has to what we have, and we're always looking to enhance and see what we can do to continue to expand that. Mark Mason Great answer, particularly the detail about asset depletion and RSUs. Up here, high tech business area and a lot of home buyers rely on their equity awards, investings for part of their ongoing earnings but also down payments and so on. And it's very important aspect here. Daniel Watt Right. This market is very similar to Silicon Valley world, and that's very prevalent. So that's why we saw the need to stand that up. So, once again, we think we've done a pretty good job, but we know that we continually need to review and see. That's why we liked the opportunity to integrate so we can see exactly what HomeStreet's done it and see if we have some areas that we can improve as well. Mark Mason Great, thank you. This is a question on retail branch employees. You said you're not going to close any of our branches. Are you anticipating any changes in the personnel within the branches? C.J. Johnson

I don't think so. We're going to look at it. I feel like you've got a well-run retail franchise and so if there's changes it would be nominal. There's always turnover, there's always - by definition - retail is probably the most turnover in the bank. Typically, we've been working at Mechanics to try to limit that by paying more at the entry level positions and just generally looking at our comp structure there. We look hard at our staffing models. We want to make sure branches are efficiently staffed. We track very carefully transaction volumes and just see how busy our branches are and if they're not busy, then we may cut back, we may add if there is a line out the door and then you need to add staff. And so we listen, we get out in the field, we come visit, we've got to understand what our branches are dealing with and adjust accordingly, but I don't anticipate much in the way of changes because we think it's done pretty well, and we're not, like you said, we're not closing any branches. Mark Mason Appreciate that. This question, is a commercial real estate servicing question. Is Mechanics Bank an approved CMBS servicer. I'm going to anticipate that's no. I'm going to go with no on that. And, are you interested in becoming one? Probably not. Probably not for the same reasons. That was that question. Do you have an internal product referral program? C.J. Johnson Yes. We do. We spend a lot of time and effort rolling out simplified streamlined incentive plans to the entire bank. That was a tremendous area of focus the last 12 to 18 months, and we will share all of our incentive programs with every HomeStreet employee. But we have a consumer lending referral program where any employee in the bank is eligible. If you refer in a mortgage or a HELOC loan that successfully funds, you get paid a certain amount for that. I think that’s pretty competitive. We have a deposit incentive plan, every employee in the bank is eligible. For a new account that's not interest bearing, we pay 1% on that. If you source it and bring it in. If you need some help, if you need to work with the treasury sales officer or a commercial banker, then we can split the award 50/50, but if you bring a $10 million offering account, it's a hundred thousand dollar payout. So it's material. It caps at a hundred. And then if you bring in interest bearing accounts, you're paying three or four or higher than the payouts ratchet down because obviously that's not as valuable of a business. But everyone's eligible and so everyone's encouraged to have that culture of referring new business and maybe it's not your cup of tea, but you can get that business in the door and we've had several employees that are back office refer in very large accounts and get paid a fair amount. And so we're all for that. We track it very carefully. If it's an increase in existing account as opposed to new business, then we cut the payouts in half. We do the same thing for wealth management. We have a wealth management referral plan. If you refer in a Trust account or AUM that can go through an outside RIA. We pay referral fees for that and every employee is eligible. We have specific lending plans that are more designed. The eligible participants are commercial RMs, so not really trying to incent as much around commercial lending, but the real area of focus for us is deposits, mortgage and to an extent wealth. And we don't have too many plans. We also have our typical annual incentive plan, long term incentive plan. We're going to modify some of that as we become a public company on the long term side of things for those that are eligible for equity based awards. But it will look very similar to what you have today and who's eligible for that today. But there's a lot of extra, these referral plans that anyone can participate in if you can bring business into the bank. Mark Mason You raise wealth management. We haven't talked much about wealth management. Now I know you have a significant initiative there. Maybe you could speak a couple minutes about your wealth management. C.J. Johnson I think we've got a great wealth team. Mechanics Bank has historically had $2 billion dollar roughly trust business, managing trust for people in the Bay Area, it's sticky recurring fee income. Obviously the trusts deplete over time. And so we have programs and business development efforts to bring in new trust business. With the failure of First Republic right in our backyard, obviously very challenging time. It's created an opportunity to hire talent and we've taken advantage of that. I think we've hired close to 20 people, overhauled a lot of the leadership within our wealth group and now we're in at $3 billion in a couple years, and so they've got a lot of momentum. We're opening up a Delaware site that I think will give us a lot of, additional ability to win new business there. It's a talented team that has a growth culture, which is good, and they are very good fit for our bank. We're not a huge player, but we have some really talented people there. We are excited to enter the Pacific Northwest and Hawaiian markets, more depth in Southern California, we're going to continue to be hiring trust officers and private bankers and then try to lean into being a bank that can serve all types of clients. Whether it's the farmer in Yreka to the very high, net worth, tech person in Seattle. We want to be a full-service bank and have those capabilities and we will continue to invest prudently in that area. Mark Mason That's exciting. We tried to start a wealth management unit and starting from scratch is very challenging and it's been a missing component to our business. I'm particularly excited about that. Homeowners associations. In Hawaii, we bank a lot of homeowners associations. One of their needs is for loans periodically to do upgrades on properties and so on. Are you all interested in doing those type of loans? C.J. Johnson I think we look at that, especially if they have a banking relationship with us. I think yes. I don't think we do much of that today. I don't think we banked too many HOAs today, but we're excited to add that capability. We have a ton of talent on the deposit side in terms of servicing the capabilities and product there. Obviously we were very focused on trying to grow core deposits and that a good vertical to compete in and if they need some lending help, we’ll certainly look at that. Mark Mason Alright, do you have your own IRA department? I guess that's a retail question. We do. You do. Most people do. That's a yes, whoever has said. I'm going to turn to email questions quickly now that we did exhaust the chat pane. Congratulations. Let me see if we have anything. I think people are generally using the chat pane. All right, let me see. Oh, what's your vision for learning and development training? C.J. Johnson That's a key area focus for us. We've got a lot of emphasis right now around overhauling, our retail training program. It is challenging as you do acquisitions and you merge different banks together and different banks have different ways of training their retail branches. We've had a little bit of inconsistency across that. It's been made harder by COVID when you're fully remote and you don't get to come in person. So there's a big effort at Mechanics right now to create a centralized retail training area in Walnut Creek -- a dedicated space where we can fly new hires in and train them up in a consistent way and get them some exposure to senior management and invest at the beginning of their employment with Mechanics and make sure they're all getting the same training on our systems and how we want to interact with customers. So very important. We have a great L and D team. We probably need to continue investing there and bringing a few more folks on through the merger cause there's more employees and so you've got to have the ability to train them up and have consistent policies, procedures and education around how do we want to do business so we don't have confusion, we don't have things being done inconsistently cause that just compounds and turns into bigger problems. But I don't know Chris, if you want to add or Tony, anymore on that effort? Daniel Watt I think the only thing I would add to that when it comes to L and D, -- and this is no criticism on Mechanics or HomeStreet -- sometimes with L and D we get a lot of theory based practices on how we learn versus practical. So one of the things Chris and I have been partnered up with is whether it's the back office or the front office, really doing practical training. So something that's very similar to what if it's credit, right? What is an underwriter really looking at? If it's operations based, what are the real key risks? And so I think we're spending more time around that, investing in the right people and working hand in hand with L and D to have the right specialists teaching our colleagues. I think learning and development, you've got to look at it as an investment in our people. So we want to make sure we're putting the right investment in and the right tools for that investment. Mark Mason Little philosophical here. What's your view on AI and banking? What concerns you or what controls are you considering? I would just give you one to ponder that someone asked me about the other day. AI is going to be on our cell phones here, whether we like it or not, in some form and our cell phones contain a lot of confidential information, customer information, bank information, and are we creating the walls sufficiently and how are you guys thinking about that development? C.J. Johnson I'll comment first, maybe let any of our other team comment. I think technology again in general is something you really need to focus on as a bank because it has the ability to be tremendously impactful on our customers, employees, and allow us to compete with the big banks because if you're not making the investments there, you're going to fall further and further behind. So it's certainly top of mind. As to AI, we're not going to be on the vanguard there. We're going to monitor it, study it, see if there's certain applications or software that could be effective, and helpful, and I'm quite positive there will a tremendous difference in all companies and certainly in the banking industry, but it doesn’t have our, it's not top of mind for us right now in terms of practical implementation, but it's something we do think about and we have a very carefully thought out technology roadmap that a lot of us participate in. Chris leads it and it's something we've got to be all over because it's essential to our future as a company. But Chris, do you want to add anything to that? Chris Pierce I would just add and I do think we spend a lot of time looking at it. We see it as a game changer as it relates to fraud mitigation, being able to look at checks from an AI perspective and those kind of things. So we are testing it there. We get concerned about fraud, impersonations and things like that, and akin to what Mark says, we want to be very thoughtful that we don't have employees accidentally putting bank information out into the internet when they're trying to make things easier or faster. And, we've heard anecdotally people say oh well now I can use AI to record my committee meetings and have them transcribe my notes. But when you do that, you put those things out onto the internet. So it's mostly how do we protect our bank data to make sure it's not being put out there with people who have good intentions, but unintentionally put information out on the internet. So we're thoughtful about that. Mark Mason Okay, we have almost exhausted the chat pane and the email questions. There's a few of those that are probably too detailed for this group. We'll try to answer privately or they'll get answered during the iterations of the FAQs that we're going to continue to put out. I want to give this audience one last chance to ask questions before we conclude. We are at 90 minutes. Congratulations. And most of you are still standing on the back. Thank you. Final questions from this group. Question from the audience All right. With the expansion into the Northwest, Pacific Northwest and Hawaii a lot of people don't know the Mechanics’ name out here, so what are your plans for marketing to get the recognition?

C.J. Johnson That's a great question. I think it's going to be a careful strategy. We want to get our name out there. I think it'll start with activities in the community. Obviously we'll do a rebranding effort. We want to understand what do you participate in today? What, where do you donate to? We'll continue that. We'll hopefully expand it. We do think it's a tremendously important and effective way because we're not a mass marketer. We're not going to be on the TV station or doing anything that's huge. But we’re all about word of mouth, we're all about community events, we love our employees to serve on boards of nonprofits and get involved and then get our name out that way and then hopefully we get referrals. We love referral business. But we'll have a very careful focus on introducing our brand to these markets. And again, it's all the same folks at the branches and in the mortgages and so, in the commercial bankers, and so it should be pretty seamless. Just a different name, but hopefully more capabilities in certain areas like wealth. And we will put some dollars behind it in a thoughtful fashion. Mark Mason Anyone else going once? Alright, well, I want to thank everyone, not just here with us in person today, but we've had a very active participation online. I think this has been time very well spent. I hope you feel that way. C.J., thank you. Thank you to your team for being here and taking all the questions. I know I appreciate it. I think all the HomeStreet team does as well. Thank you. I just echo what I said earlier. Thank you for being here. Thank you. C.J. Johnson Thanks for the good questions. We'll do it again, maybe in June or July. I'd love to come back up and do the exact same thing. Keep asking questions. I know there'll be more as we go through the integration process. Please don't hesitate to raise your hand and voice concerns that you have through the integration workstreams. That'll be very thoughtfully communicated with everybody and we will work very diligently to get a lot of the HR related questions out in an easy to digest formula. So thank you for hospitality. I'm very excited for the merger and appreciate your time.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which is expected to be held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.

Cautionary Note Regarding Forward Looking Statements When used in this press release and in other documents filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Mechanics Bank, HomeStreet and HomeStreet Bank (the “Transaction”), including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks, uncertainties, assumptions, estimates, and other important factors that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in HomeStreet’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: a) the occurrence of any event, change, or other circumstance that could give rise to the right of one or all of the parties to terminate the Merger Agreement; b) the outcome of any legal proceedings that may be instituted against Mechanics Bank, HomeStreet or HomeStreet Bank; c) the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); d) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, tariffs, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Mechanics Bank, HomeStreet and HomeStreet Bank operate; e) changes in asset quality and credit risk; f) the inability to sustain revenue and earnings growth; g) customer borrowing, repayment, investment and deposit practices; h) customer disintermediation; i) the ability to promptly and effectively integrate the businesses of Mechanics Bank, HomeStreet and HomeStreet Bank; j) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; k) reputational risk and potential adverse reactions of Mechanics Bank’s, HomeStreet’s or HomeStreet Bank’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; l) the dilution caused by HomeStreet’s issuance of additional shares of its capital stock in connection with the Transaction; m) and the diversion of management’s attention and time from ongoing business operations and opportunities on Transaction-related matters. These factors are not necessarily all of the factors that could cause Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could significantly harm Mechanics Bank’s, HomeStreet’s, HomeStreet Bank’s or the combined company’s results. Forward-looking statements speak only as of the date they are made and Mechanics Bank, HomeStreet and HomeStreet Bank do not undertake or assume any obligation to update any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Mechanics Bank, HomeStreet or HomeStreet Bank update one or more forward-looking statements, no inference should be drawn that Mechanics Bank, HomeStreet or HomeStreet Bank will make additional updates with respect to those or other forward-looking statements. Further information regarding HomeStreet and HomeStreet Bank, and factors which could affect the forward-looking statements contained herein can be found in HomeStreet’s filings with the SEC.

No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information about the Transaction and Where to Find It In connection with the Transaction, HomeStreet will file with the SEC a Registration Statement on Form S-4 to register the shares of HomeStreet (which will be renamed Mechanics Bancorp following the closing) capital stock to be issued in connection with the Transaction. The Registration Statement will include a consent solicitation statement of Mechanics Bank and a proxy statement of HomeStreet that also constitutes a prospectus. The definitive joint consent solicitation statement/proxy statement/prospectus will be sent to the shareholders of HomeStreet seeking their approval of the Transaction and other related matters and to shareholders of Mechanics Bank. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT CONSENT SOLICITATION STATEMENT/PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN IT BECOMES AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE CONSENT SOLICITATION STATEMENT/JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING HOMESTREET, HOMESTREET BANK, MECHANICS BANK, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HomeStreet through the website maintained by the SEC at http://www.sec.gov or from HomeStreet at its website, https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Documents filed with the SEC by HomeStreet will be available free of charge by accessing the “Investor Relations” page of HomeStreet’s website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx. Participants in the Solicitation Mechanics Bank, HomeStreet and certain of HomeStreet’s directors and executive officers may be deemed to be participants in the solicitation of proxies from HomeStreet’s shareholders in connection with the Transaction. Information about the interests of the persons who may be deemed to be participants in the solicitation of shareholders of HomeStreet in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint consent solicitation statement/proxy statement/prospectus related to the Transaction, which will be filed by HomeStreet with the SEC. Information about the directors and executive officers of HomeStreet, their ownership of HomeStreet common stock, and HomeStreet’s transactions with related persons is set forth in the sections entitled “Corporate Governance” “2024 Executive Compensation Program,” “2024 Summary Compensation Table,” “Certain Relationships and Related Transactions” and “Principal Shareholders” in the definitive proxy statement filed in connection with HomeStreet’s meeting of shareholders, which is expected to be held on May 29, 2025, as filed with the SEC on Schedule 14A on April 15, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001518715/000151871525000066/hmst-20250415.htm). To the extent holdings of HomeStreet common stock by the directors and executive officers of HomeStreet have changed from the amounts held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described above.